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[LOGO OF CON EDISON]                        January 29, 1996

Dear Shareholder:

      Consolidated Edison Company of New York, Inc. is offering to purchase any and all shares of certain series of its preferred stock. The offer gives shareholders the opportunity to sell their shares without the usual transaction costs associated with a market sale. The enclosed Offer to Purchase and the Letter of Transmittal are being provided to help you understand the terms of Con Edison's offer. I encourage you to read carefully these materials before making any decision with respect to the offer.

      The front cover of the Offer to Purchase lists the various series of preferred stock that Con Edison is offering to purchase and the applicable purchase prices.

      All of the shares that are properly tendered (and are not withdrawn) will, subject to the terms and conditions set forth in the Offer to Purchase and Letter of Transmittal, be purchased at the applicable purchase price (net to the selling shareholder). Shares that have been tendered and not purchased will be returned to the shareholder.

      If you do not wish to sell your shares, you do not need to take any action.

      If you want to tender your shares, the instructions on how to do so are explained in detail in the enclosed materials.

     The February 1996 dividend for each series of preferred stock has been declared and will be paid on February 1, 1996 to holders of record as of the close of business on January 10, 1996. Holders of shares tendered and purchased pursuant to the offer will not be entitled to any future dividends in respect thereto.

       Con Edison, its Board of Trustees, and its officers make no recommendation to shareholders whether to tender any or all their shares.

                                     Sincerely,

                                     Raymond J. McCann
                                     Raymond J. McCann
                                     Executive Vice President
                                      and Chief Financial Officer